CANNAWAKE CORPORATION

HC1 Box 360, 107355 Nipton Rd.

Nipton, CA 92364

December 21, 2018

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Cannawake Corporation

SEC Comment Letter dated December 20, 2018

Item 4.02 Form 8-K

Filed December 12, 2018

File No. 000-30563

Dear Sir/Madam:

We are submitting herein the responses of Cannawake Corporation (the “Company”) to the comments set forth in your comment letter dated December 20, 2018 on the Form 8-K filed by the Company on December 12, 2018 (the “Form 8-K”) under the Securities Exchange Act of 1934, as amended.

Concurrently with the filing of this correspondence, the Company is filing an amendment (the “Amendment”) to the Form 8-K.

Item 4.02 Form 8-K filed December 12, 2018

Item 4.02 - Non Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review, page 1

1.	Auditor’s Letter. The auditor’s letter stating whether it agrees with the statements made by the Company in response to Item 4.02, and if not, stating the respects in which it does not agree is filed as an Exhibit to the Amendment. Due to an oversight by the Company, the auditor’s letter was not filed with the required two business day period.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

CANNAWAKE CORPORATION

By:	/s/ Scott Stoegbauer
Scott Stoegbauer, Chief Executive Officer